UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month May 2022

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Reverse Stock Split

A reverse stock split (the “Reverse Stock Split”) of the common stock, par value $0.001 (the “Common Stock”) of Pyxis Tankers Inc. (the “Company”) became effective on May 13, 2022 (the “Effective Date”). Pursuant to the Reverse Stock Split, every four shares of Common Stock issued on the Effective Date was combined into one share of Common Stock, without any change to the par value per share, and the number of authorized shares of Common Stock was reduced from 42,455,857 to 10,613,424 following the payment of cash in exchange for fractional shares resulting from the Reverse Stock Split. After the Reverse Stock Split, the Company’s Common Stock will have the same proportional voting rights and will be identical in all other respects to the Common Stock prior to the effectiveness of the Reverse Stock Split. The number of authorized preferred shares will remain unchanged at 50,000,000. No new securities were issued or registered in connection with the Reverse Stock Split.

The foregoing summary of the Reverse Stock Split is not complete and is qualified in its entirety by reference to the full text of the Articles of Amendment to the Articles of Incorporation of the Company attached hereto as Exhibit 3.1 and the Articles of Incorporation, which were included as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 1, 2022 and is incorporated herein by reference.

Notice to Holders of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares

In connection with the Reverse Stock Split, effective May 13, 2020, the Conversion Price (as such term is defined in the Certificate of Designation (the “Certificate of Designation”) of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares, Series A Preferred Shares (NASDAQ Cap Mkts: PXSAP) (the “Preferred Shares”)) was adjusted from $1.40 to $5.60, without any changes to the Certificate of Designation. The Conversion Price adjustment was made pursuant to section 5(a)(ii) of the Certificate of Designation.

Notice to Holders of the Company’s Warrant to Purchase Common Shares

In connection with the Reverse Stock Split, effective May 13, 2020, the Exercise Price (as such term is defined in the Company’s Warrant to Purchase Common Shares (NASDAQ Cap Mkts: PXSAW), dated October 13, 2020 (the “Warrant”)) was adjusted from $1.40 to $5.60, with a proportionate adjustment downwards to the Warrant Shares, as defined in the Warrant, and without any changes to the Warrant. The Exercise Price adjustment was made pursuant to section 3(a) of the Warrant.

Attachments

Attached to this Report on Form 6-K (“Report”) as Exhibit 3.1 is a copy of the Articles of Amendment to the Articles of Incorporation of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on May 11, 2022, to effect the Reverse Stock Split.

Attached to this Report as Exhibit 4.1 is a form of share certificate for the Company’s post-Reverse Stock Split shares of Common Stock.

Attached as Exhibit 99.1 to this Report is a copy of the press release issued by the Company, dated May 11, 2022, entitled “Pyxis Tankers Announces Results of its 2022 Annual Meeting of Shareholders & Implementation of Common Stock Reverse Split, Effective May 13, 2022.”

The information contained in this Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-256167), filed with the Commission on May 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: May 17, 2022

Exhibit Index

Exhibit Number	Document

3.1	Articles of Amendment to the Articles of Incorporation of Pyxis Tankers Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands on May 11, 2022

4.1	Form of Common Stock Certificate of the Company

99.1	Pyxis Tankers Announces Results of its 2022 Annual Meeting of Shareholders & Implementation of Common Stock Reverse Split, Effective May 13, 2022